                                                      Filed by Zany Brainy, Inc.
                                                      Pursuant to Rule 425 under
                                                  the Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                                  Commission File No.: 000-26185
                                          Subject company: Noodle Kidoodle, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED
BY ZANY BRAINY, INC. ON MAY 22, 2000:

ZANY BRAINY, INC./1Q00 RESULTS


          ZANY BRAINY, INC.
          Contact:     Robert A. Helpert
                       Chief Financial Officer
                       (610) 278-7800

          THE MWW GROUP
          Investor Relations - Tel. (212) 704-9727
          Contact:     Laura L. Kieley

--------------------------------------------------------------------------------

              ZANY BRAINY, INC. REPORTS FIRST QUARTER 2000 RESULTS

     KING OF PRUSSIA, PA - May 22, 2000 - Zany Brainy, Inc. (Nasdaq National
Market: ZANY), a leading specialty retailer of high quality toys, games, books and multimedia products, today announced results for the first quarter ended April 29, 2000.

     For the first quarter of fiscal 2000, sales totaled $39.4 million compared to $40.6 million in the first quarter of 1999. Comparable store sales for the first quarter decreased 22.8% from the first quarter of last year. The net loss for the first quarter of fiscal 2000 was $5.0 million, or ($0.23) per basic share, compared to a net loss of $1.4 million, or ($0.06) per pro forma basic share for the same period in 1999.

     "As we expected and previously announced, sales comparisons were impacted by last year's hot products. We anticipate that the impact of these hot products will diminish over the next two quarters and expect that positive sales comparisons in our fourth and traditionally strongest quarter will enable us to achieve operating profitability for the full year," stated Keith C. Spurgeon, Chairman and CEO of Zany Brainy, Inc.

     Mr. Spurgeon continued, "While our product margins were on plan, we were unable to leverage occupancy, distribution and merchandising costs due to our sales shortfall." As a result, gross profit for the first quarter declined to 20.2% of sales from 27.6% for the first quarter of 1999. Selling, general and administrative costs, as a percent of sales, increased to 40.9% from 32.0% for the same period of 1999.

     Management reiterated that Zany Brainy's recently announced acquisition of Noodle Kidoodle is progressing well and they remain confident in the short and long-term benefits to

                                    -more-
be realized from the transaction. The acquisition is still expected to close this summer. Management also noted that losses at its e-commerce joint venture, ZanyBrainy.com, might be recognized by Zany Brainy in the second quarter of 2000 pending operating results and additional funding.

     Zany Brainy has opened four new stores this year and plans to open an additional twenty-one stores in the second and third quarters of fiscal 2000.

ABOUT ZANY BRAINY
------------------

Zany Brainy, Inc. is a leading and rapidly growing specialty retailer of high quality toys, games, books and multimedia products for kids. The Company is a different kind of toy store with a unique product mission and a passionate commitment to its customers. Zany Brainy believes learning should be fun. Its products entertain, educate and spark the imaginations of children up to 12 years of age. The Company combines this distinctive merchandise offering with superior customer service and daily in-store events to create an interactive, kid-friendly and exciting shopping experience for children and adults. The Company presently operates 107 stores in 27 states.

Certain statements in this report, including statements regarding the impact of hot products on profitability, comparable sales and revenue in future quarters, the timing of the merger and the benefits to be derived therefrom, the timing of recognition of losses from ZanyBrainy.com, and new store openings are forward looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those indicated in such statements due to a number of factors, including unanticipated competitive and operational challenges in connection with operation of the stores and the e-commerce site; delays in opening new stores due to, among other things, construction delays and inability to hire adequate personnel; the ability to efficiently manage inventory; the ability to obtain all necessary consents and approvals for the merger; unanticipated operational challenges and expenses in connection with combining operations; the availability of capital to fund continuing operations of ZanyBrainy.com; changes in consumer spending patterns and in demand for popular products; and prevailing economic conditions. Additional information on factors that may affect the business and financial results of Zany Brainy can be found in its filings with the Securities and Exchange Commission.

                                    -more-

                            STATEMENT OF OPERATIONS
                   (in thousands except earnings per share)




                                          Thirteen Weeks Ended
                                          --------------------

                                   April 29, 2000              May 1, 1999
                              ----------------------------------------------
Net Sales                                $ 39,363                  $ 40,577
Cost Of Goods Sold                         31,395                    29,387
                              -------------------       --------------------
Gross Profit                                7,968                    11,190

Selling, General and
Administrative Expenses                    16,097                    12,986

                              -------------------       -------------------
Operating Loss                             (8,129)                   (1,796)

Interest Expense, net                          82                       427

                              -------------------       -------------------
Pre-Tax Loss                               (8,211)                   (2,223)

Income Tax Benefit (Expense)                3,161                       845
                              -------------------       -------------------
Net Loss                                  ($5,050)                  ($1,378)
                              ===================       ===================


HISTORICAL:
  Net Loss                                ($5,050)                  ($1,378)
  Weighted Average Shares
      Outstanding (Basic)                  21,679                     5,384
   Loss per Share (Basic)                  ($0.23)                   ($0.26)


PRO FORMA:
  Net Loss                                ($5,050)                  ($1,378)
  Weighted Average Shares
  Outstanding (Basic) (1)                  21,679                    21,405
  Loss per Share (Basic) (1)               ($0.23)                   ($0.06)

(1) The pro forma shares outstanding and per share calculations assume that the public offering shares were outstanding and all preferred stock was converted to common stock during the first quarter of 1999.


BALANCE SHEET:
  Cash and Cash Equivalents                   177                       923
  Line of Credit                            7,184                    12,402
  Inventory                                71,870                    52,375
  Shareholder's Equity                     93,680                    46,919

                                      ###

THE FOLLOWING IS THE SCRIPT TO A ZANY BRAINY, INC. CONFERENCE CALL ON MAY 23, 2000:

                               ZANY BRAINY, INC.
                         Moderator: Mr. Keith Spurgeon

K. Spurgeon    Good morning everyone and thank you for joining us for our first quarter conference call for fiscal 2000. I am here today with Tom
               Vellios, our President; Bob Helpert, our Chief Financial Officer;
               and Dan Kaufman, Vice President of our Legal Department. To begin, Dan will read our Safe Harbor disclosure statement.

D. Kaufman     Thank you, Keith. Certain statements during this call, including statements regarding the impact of hot products on profitability and comparable sales, revenue in future quarters, plans for funding and profitability of ZanyBrainy.com, the recognition of ZanyBrainy.com losses, the expected timing, expenses and benefits of the Noodle Kidoodle acquisition, new store openings, and growth in private label sales are forward looking statements within the meaning of the Private Securities Litigation Reform
               Act. Actual results may differ materially from those indicated in such statements due to a number of factors, including unanticipated competitive and operational challenges in connection with operation of the stores and the e-commerce site;
               delays in opening new stores due to, among other things, construction delays and inability to hire adequate personnel; the ability to efficiently manage inventory; the ability to obtain all necessary consents and approvals for the acquisition;
               unanticipated operational challenges and expenses in connection with combining operations; the availability of capital to fund continuing operations of ZanyBrainy.com; changes in consumer spending patterns and in demand for popular products; and prevailing economic conditions. Additional information on factors that may affect the business and financial results of Zany Brainy can be found in our filings with the Securities and Exchange
               Commission. Keith...

K. Spurgeon    Thanks, Dan. Today's conference call will begin with Bob Helpert, who will provide a financial overview of the first quarter results for fiscal 2000. I will follow Bob with some highlights from the quarter, conclude by listing specifically the initiatives that we feel will drive shareholder value, and the call will then be opened for questions.

               I'd like to turn the call over to Bob Helpert to review our financial performance. Bob...

B. Helpert     Thanks, Keith. Good morning. In the first quarter, sales were
               $39.4 million compared to $40.6 million in the first quarter of 1999.

               Comparable store sales decreased 23% from the same period in 1999, reflecting last year's strong sales of Beanie Babies and Crazy Bones which represented 18% of sales in the first quarter of 1999, compared to only 2% in 2000. The impact of these hot products on year-over-year sales comparisons will dissipate, as they represented just 10% of revenues for the second quarter, and less than 5% of the third, and fourth quarter's revenues last year. As a result, we will see negative comparisons of about half of the magnitude witnessed during the first quarter, but, we are expecting positive sales comparisons for the second half of the year which will enable us to report an operating profit for the full year.

               Net loss for the first quarter of fiscal 2000 was $5 million, or ($0.23) per basic share, compared to a net loss of $1.4 million, or ($0.06) per proforma basic share in 1999. Selling, general and administrative expenses were 41% of sales in the first quarter compared to 32% of sales last year. This reflected operating expenses associated with 24 additional stores this year versus the first quarter last year. Merchandising, distribution and occupancy expenses associated with the new stores impacted gross profit for the first quarter, which equated to 20.2% of sales, versus 27.6% for the same period in 1999.

               Inventory levels as of the close of the first quarter of fiscal 2000 were $71.8 million, the same level we had at year-end. Average store inventory was $670,000 per store, compared to $640,000 for the same period last year.

               ZanyBrainy.com continues to be an integral part of our growth strategy, as both a brand extension and a sales channel. To date, Zany Brainy, Inc. has contributed $12 million in funding to ZanyBrainy.com. Both Zany Brainy, Inc. and our joint venture partner, Online Retail Partners, may invest further in ZanyBrainy.com this year. We expect Zany Brainy Inc.'s additional capital contributions to be no more than $2 to $3 million in FY2000. Per the terms of our joint venture agreement with Online Retail Partners, Zany Brainy, Inc. may begin to recognize ZanyBrainy.com losses starting in the second quarter of this year.

               Now, I'd like to turn the call back over to Keith to discuss the quarter in more detail.

K. Spurgeon    Thanks, Bob. Even with these disappointing results, we believe we are creating a strong foundation and positioning Zany Brainy to achieve strong profitability from its bricks and mortar business in the fourth quarter, which we expect will offset the losses we are incurring now. We are also progressing in our strategy of enhancing the Zany Brainy brand presence through bricks, clicks and catalog.

               On the store side, we have already opened 4 new stores this year, bringing our current store base to 107 stores. We remain confident that we will accomplish our goal of opening a total of 25 new stores during fiscal 2000.

               As for our online presence, we continue to develop and improve the site, as evidenced by the recent rollout of Version 2.0, which has many enhanced customer features. Most importantly, we intend to drive the dot-com business to profitability by the fourth quarter of fiscal 2001. We are confident in the potential profitability of our model, which builds a successful online business as an important part of the Zany Brainy brand.

               As for our most recent strategic initiative, the acquisition of Noodle Kidoodle continues to represent another excellent opportunity for Zany Brainy, and is progressing as planned. Our transition teams have been busy in Long Island, Philadelphia, and in the field -- working on integration plans for the two companies. I am pleased to report that the integration is progressing smoothly at all levels. We have submitted our initial Hart-Scott-Rodino and SEC filings and, at this point, await responses from the appropriate government agencies. Based upon the timing and nature of these responses, the deal should close by late second quarter or early third quarter.

               As stated in our release, we remain confident of the acquisition's accretive nature, net of one-time transaction charges of approximately $15 million after taxes. Moreover, I want to stress that this acquisition will contribute significantly to both the short and long-term success of Zany Brainy. We expect these benefits to come in a number of ways. First, we will eliminate duplicative overhead. We foresee a savings of $5 million in this regard.

               Secondly, we will further leverage our strong relationships with our vendors. And, thirdly, we will get scale efficiencies out of our logistics and distribution processes. We anticipate a 40 basis point improvement split between our respective buying and distribution costs as a result.

               Before I conclude, let me say that our management team is committed to enhancing Zany Brainy's market valuation. I would like to outline very specifically, some of the initiatives that we expect to drive the company's valuation going forward:

               1. We have announced the acquisition of Noodle Kidoodle, which positions us as the leading retailer in our market.

               2. We have outlined our expectations regarding a path to profitability for ZanyBrainy.com.

               3. We are entering the $7 billion video game business and will begin to sell games and hardware that fit the Zany Brainy product mission. In typical Zany Brainy fashion, we will edit the vast number of titles currently available and provide our customers with only the best selection for their children. This is a very exciting opportunity, and we expect to generate revenues beginning in the third quarter.

               4. We continue to proceed on plan with the growth of our private label business, and expect to benefit significantly from products available only at Zany Brainy. We expect this highly profitable segment to grow to about approximately 10% of our sales this year.

               5. We will leverage our experience with the catalog business and expect this sales channel to be even more significant than last year.

               6. We will continue to aggressively expand the Zany Brainy customer database, which will stand at approximately 3.5 million after the Noodle acquisition.

               7. Finally, we will continue our rapid store expansion targeting an additional 25 new stores by the end of 2000. Four stores have already been opened this year.

               I hope you share our conviction that these growth initiatives will result in value for all of our investors. We appreciate your time today and I would now like to open the call for your questions.